Exhibit 99.8

Wipro Limited	October 20, 2016

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Appirio Inc and its subsidiaries (“Appirio”)

2	Related party transaction	No

3	Industry of Target entity	IT Consulting and Software services

4	Acquisition objectives	This acquisition will significantly enhance Wipro’s market share & positioning in the Cloud Enterprise Applications space, especially in Salesforce and Workday. Wipro will be able to become a partner of choice for clients who are looking at modernizing their processes and platforms onto Next Generation Cloud Applications.

5	Government & regulatory Approval required	Approval under the Hart–Scott–Rodino Antitrust Improvements Act, in the United States of America

6	Time period for completion	Closing is expected in the quarter ending December 31, 2016

7	Nature of consideration	Cash

8	Purchase consideration	US $500Mn (USD Five Hundred Million)

9	Shares acquired	100%

10	Target Information	Founded in 2006, Appirio was an early partner of Salesforce.com, Workday and Google, and a pioneer in crowdsourcing. Appirio is a global services company that helps customers create next-generation Worker and Customer Experience using the latest cloud technologies. Appirio is headquartered in the U.S. with offices in Indianapolis, San Francisco, Dublin, London, Tokyo and Jaipur, India. Appirio is privately held and has a workforce of ~1,250. Last three years’ revenue: US $137M (2013), US $178M (2014) and US $196M (2015).